Exhibit 99.1

•                                          RECORD Q1 REVENUES OF £123.6 MILLION, UP 39.3%

•                                          RECORD Q1 ADJUSTED EBITDA OF £41.6 MILLION, UP 104.9%

MANCHESTER, England. — 12 November 2015 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2016 fiscal first quarter ended 30 September 2015.

Highlights

•                  Initiated the partnership with adidas on 1st August 2015.

•                  Very successful launch of 2015/16 new kit

•                  Brought the management of Old Trafford Megastore in-house

•                  Signed licensing deal with Sbenu

•                  Four sponsorship deals announced in the quarter.

•                  HCL as the Club’s Digital Transformation partner

•                  Marathon Bet (global), Nexon and Donaco (regional)

•                  Signed a number of leading players including Matteo Darmian, Memphis Depay, Bastian Schweinsteiger, Morgan Schneiderlin, Sergio Romero and Anthony Martial.

•                  Played four tour matches across the US to a cumulative stadium audience of more than 200,000.

•                  The Board of Directors approved a quarterly cash dividend on the Company’s outstanding Class A and Class B ordinary shares of $0.045 per share, payable on 7 January 2016, to shareholders of record on 30 November 2015. The stock will begin to trade ex-dividend on 25 November 2015.

Commentary

Ed Woodward, Executive Vice Chairman, commented, “Our record first quarter revenues and EBITDA demonstrate the continued strength of our businesses. We are delighted with the early progress made in licensing. During the quarter we entered into an agreement with HCL to be our Digital Transformation partner, which will enable us to connect with our fans around the world in innovative ways and further strengthen and grow our commercial revenues.”

Outlook

For fiscal 2016, Manchester United continues to expect:

•                  Revenue to be £500m to £510m.

•                  Adjusted EBITDA to be £165m to £175m.

Key Financials (unaudited)

	Three months ended 30 September
£ million (except adjusted diluted earnings per share)	2015	2014	Change
Commercial revenue	71.2	56.8	25.4%
Broadcasting revenue	27.6	16.8	64.3%
Matchday revenue	24.8	15.1	64.2%
Total revenue	123.6	88.7	39.3%
Adjusted EBITDA*	41.6	20.3	104.9%

Operating profit/(loss) before (loss)/profit on disposal of players’ registrations	16.9	(4.1)	—
(Loss)/profit on disposal of players’ registrations	(7.4)	18.3	—

Profit for the period (i.e. net income)	5.0	8.9	(43.8)%
Adjusted profit for the period (i.e. adjusted net income)*	2.7	4.2	(35.7)%
Adjusted diluted earnings per share (pence)*	1.63	2.59	(37.1)%

Net Debt**	286.2	271.9	5.3%

* Adjusted EBITDA, adjusted profit for the period and adjusted diluted earnings per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” below and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

** A key contributor to the increase in net debt was the strengthening US dollar; with the USD/GBP exchange rate moving from 1.6183 at 30 September 2014 to 1.5128 at 30 September 2015.

Revenue Analysis

Commercial

Commercial revenue for the first quarter was £71.2 million, an increase of £14.4 million, or 25.4%, over the prior year quarter.

•                  Sponsorship revenue for the first quarter of £46.3 million showed continued growth in the underlying sponsorship business, however lower tour revenue from playing one fewer–game, has resulted in flat revenues when compared to the prior year quarter;

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the first quarter was £22.3 million, an increase of £14.5 million, or 185.9%, over the prior year quarter, primarily due to the commencement of the new agreement with adidas from 1 August 2015, which included a step-up in minimum guaranteed revenues and the contribution from several businesses previously operated by Nike; and

•                  Mobile & Content revenue for the first quarter was £2.6 million, a decrease of £0.1 million, over the prior year quarter.

Broadcasting

Broadcasting revenue for the first quarter was £27.6 million, an increase of £10.8 million, or 64.3%, over the prior year quarter, primarily due to participation in the UEFA Champions League, one additional FAPL home game, and one additional FAPL live broadcast game in the current quarter.

Matchday

Matchday revenue for the first quarter was £24.8 million, an increase of £9.7 million, or 64.2% over the prior year quarter, primarily as a result of participation in the UEFA Champions League, one additional FAPL home game, and one additional domestic cup home game in the current quarter.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £106.7 million, an increase of £13.9 million, or 15.0%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £58.9 million, an increase of £9.5 million, or 19.2%, over the prior year quarter due primarily to increased player wages resulting from renewals of existing contracts, coupled with an uplift from participation in the UEFA Champions League.

Other operating expenses

Other operating expenses for the quarter were £23.1 million, an increase of £4.1 million, or 21.6%, over the prior year quarter due to retail, merchandising, apparel and licensing costs now being recognized in-house, plus an increase in matchday costs as a result of playing four additional home games in the period compared to the prior year quarter.

Depreciation & amortization

Depreciation for the quarter was £2.5 million, an increase of £0.2 million, or 8.7%, over the prior year quarter. Amortization for the quarter was £22.2 million, an increase of £1.0 million, or 4.7%, over the prior year quarter. The unamortized balance of players’ registrations at 30 September 2015 was £260.3 million.

Loss/profit on disposal of players’ registrations

Loss on disposal of players’ registrations for the quarter was £7.4 million compared to a profit of £18.3 million in the prior year quarter.

Net finance costs

Net finance costs for the quarter were £4.3 million, a decrease of £1.8 million, or 29.5%, over the prior year quarter. The decrease was primarily due to a £1.1 million reduction in interest payable on senior secured notes and secured term loan following the refinancing in June 2015.

Tax

The tax expense for the quarter was £0.2 million, compared to a credit of £0.8 million in the prior year quarter.

Cash flows

Net cash generated from operating activities for the quarter was £35.7 million, a decrease of £37.2 million over the prior year quarter, primarily due to the timing of sponsorship payments.

Capital expenditure on property, plant and equipment for the quarter was £0.4 million, a decrease of £1.5 million over the prior year quarter.

Net player capital expenditure for the quarter was £49.9 million, a decrease of £6.0 million over the prior year quarter.

Conference Call Information

The Company’s conference call to review first quarter fiscal 2016 results will be broadcast live over the internet today, 12 November 2015 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth.

Through our 137-year heritage we have won 62 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, mobile & content, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before depreciation, amortization, (loss)/profit on disposal of players’ registrations, exceptional items, net finance costs, and tax.

We believe adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.                   Adjusted profit for the period (i.e. adjusted net income)

Adjusted profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on US dollar denominated bank accounts, fair value movements on derivative financial instruments, and hedge ineffectiveness on cash flow hedges, adding/subtracting the actual tax expense/credit for the period, and subtracting the adjusted tax expense for the period (based on an normalized tax rate of 35%; 2014: 35%). The normalized tax rate of 35% is management’s estimate of the tax rate likely to be applicable to the Group in the long-term.

We believe that in assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of charges/credits related to ‘one-off’ transactions and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the US federal income tax rate of 35%. A reconciliation of profit for the period to adjusted profit for the period is presented in supplemental note 3.

3.                   Adjusted basic and diluted earnings per share

Adjusted basic and diluted earnings per share is calculated by dividing the adjusted profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. We have one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings per share are presented in supplemental note 3.

Key Performance Indicators

	Three months ended
	30 September
	2015	2014
Commercial % of total revenue	57.6%	64.0%
Broadcasting % of total revenue	22.3%	19.0%
Matchday % of total revenue	20.1%	17.0%
Home Matches Played
FAPL	4	3
UEFA competitions	2	—
Domestic Cups	1	—
Away Matches Played
UEFA competitions	2	—
Domestic Cups	—	1

Other
Employees at period end	798	837
Staff costs % of revenue	47.6%	55.7%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2015/16 season*	4	5	6	4	19
2014/15 season	3	7	5	4	19
2013/14 season	3	6	7	3	19

*Subject to changes in broadcasting scheduling

Contacts

Investor Relations: Samanta Stewart +44 207 054 5928 ir@manutd.co.uk	Media: Philip Townsend Manchester United plc +44 161 868 8148 philip.townsend@manutd.co.uk
Jim Barron / Michael Henson Sard Verbinnen & Co + 1 212 687 8080 JBarron@SARDVERB.com

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 30 September
	2015	2014
Revenue	123,562	88,670
Operating expenses	(106,606)	(92,751)
(Loss)/profit on disposal of players’ registrations	(7,436)	18,328
Operating profit	9,520	14,247
Finance costs	(4,379)	(6,238)
Finance income	38	101
Net finance costs	(4,341)	(6,137)
Profit before tax	5,179	8,110
Tax (expense)/credit	(219)	834
Profit for the period	4,960	8,944

Basic earnings per share:
Basic earnings per share (pence)	3.03	5.46
Weighted average number of ordinary shares outstanding (thousands)	163,833	163,788
Diluted earnings per share:
Diluted earnings per share (pence)	3.02	5.45
Weighted average number of ordinary shares outstanding (thousands)	164,268	164,127

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 30 September 2015	As of 30 June 2015	As of 30 September 2014
ASSETS
Non-current assets
Property, plant and equipment	249,449	250,626	254,338
Investment property	13,531	13,559	13,643
Goodwill	421,453	421,453	421,453
Players’ registrations and other intangible assets	261,241	238,944	292,496
Derivative financial instruments	944	—	1,155
Trade and other receivables	10,331	3,836	—
Deferred tax asset	137,214	133,640	133,038
	1,094,163	1,062,058	1,116,123
Current assets
Inventories	1,360	—	—
Derivative financial instruments	902	27	74
Trade and other receivables	104,925	83,627	71,571
Tax receivable	99	124	—
Cash and cash equivalents	143,525	155,752	90,266
	250,811	239,530	161,911
Total assets	1,344,974	1,301,588	1,278,034

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 30 September 2015	As of 30 June 2015	As of 30 September 2014
EQUITY AND LIABILITIES
Equity
Share capital	52	52	52
Share premium	68,822	68,822	68,822
Merger reserve	249,030	249,030	249,030
Hedging reserve	(5,116)	4,729	15,509
Retained earnings	160,620	155,285	164,102
	473,408	477,918	497,515
Non-current liabilities
Derivative financial instruments	4,084	2,769	1,498
Trade and other payables	19,598	48,078	47,137
Borrowings	426,534	410,482	359,445
Deferred revenue	19,422	21,583	15,291
Deferred tax liabilities	15,281	17,311	26,022
	484,919	500,223	449,393
Current liabilities
Derivative financial instruments	1,389	2,966	650
Tax liabilities	1,666	2,105	1,976
Trade and other payables	191,276	131,283	140,250
Borrowings	3,187	485	2,731
Deferred revenue	189,129	186,608	185,519
	386,647	323,447	331,126
Total equity and liabilities	1,344,974	1,301,588	1,278,034

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 30 September
	2015	2014
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	38,115	83,342
Interest paid	(1,542)	(8,729)
Debt finance costs paid relating to borrowings	—	(866)
Interest received	67	49
Income tax paid	(942)	(887)
Net cash generated from operating activities	35,698	72,909
Cash flows from investing activities
Purchases of property, plant and equipment	(353)	(1,942)
Proceeds from sale of property, plant and equipment	21	—
Purchases of players’ registrations	(86,532)	(71,302)
Proceeds from sale of players’ registrations	36,591	15,443
Net cash used in investing activities	(50,273)	(57,801)
Cash flows from financing activities
Proceeds from borrowings	—	4,704
Repayment of borrowings	(89)	(97)
Net cash (used in)/generated from financing activities	(89)	4,607
Net (decrease)/increase in cash and cash equivalents	(14,664)	19,715
Cash and cash equivalents at beginning of period	155,752	66,365
Foreign exchange gains on cash and cash equivalents	2,437	4,186
Cash and cash equivalents at end of period	143,525	90,266

SUPPLEMENTAL NOTES

1                              General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2                              Reconciliation of profit for the period to adjusted EBITDA

	Three months ended 30 September
	2015 £’000	2014 £’000
Profit for the period	4,960	8,944
Adjustments:
Tax expense/(credit)	219	(834)
Net finance costs	4,341	6,137
Loss/(profit) on disposal of players’ registrations	7,436	(18,328)
Exceptional items	—	876
Amortization	22,147	21,177
Depreciation	2,495	2,336
Adjusted EBITDA	41,598	20,308

3                               Reconciliation of profit for the period to adjusted profit for the period and adjusted basic and diluted earnings per share

	Three months ended 30 September
	2015 £’000	2014 £’000
Profit for the period	4,960	8,944
Exceptional items	—	876
Foreign exchange losses/(gains) on recognized in finance costs	759	(695)
Fair value movement on derivative financial instruments recognized in net finance costs	(1,807)	(1,324)
Hedge ineffectiveness of cash flow hedges	—	(435)
Tax expense/(credit)	219	(834)
Adjusted profit before tax	4,131	6,532
Adjusted tax expense (using a normalised US statutory rate of 35%)	(1,446)	(2,286)
Adjusted profit for the period (i.e. adjusted net income)	2,685	4,246

Adjusted basic earnings per share:
Adjusted basic earnings per share (pence)	1.64	2.59
Weighted average number of ordinary shares outstanding (thousands)	163,883	163,788
Adjusted diluted earnings per share:
Adjusted diluted earnings per share (pence)	1.63	2.59
Weighted average number of ordinary shares outstanding (thousands)	164,268	164,127

4                               Cash generated from operations

	Three months ended 30 September
	2015 £’000	2014 £’000
Profit for the period	4,960	8,944
Tax expense/(credit)	219	(834)
Profit before tax	5,179	8,110
Depreciation	2,494	2,336
Amortization	22,147	21,177
Loss/(profit) on disposal of players’ registrations	7,436	(18,328)
Net finance costs	4,345	6,137
Loss on disposal of property, plant and equipment	9	4
Equity-settled share-based payments	375	330
Foreign exchange losses/(gains) on operating activities	2,066	(639)
Fair value (gains)/losses on derivative financial instruments	(4,247)	634
Reclassified from hedging reserve	342	(1,195)
Increase in inventories	(1,360)	—
(Increase)/decrease in trade and other receivables	(10,166)	64,508
Increase in trade and other payables and deferred revenue	9,495	268
Cash generated from operations	38,115	83,342